EXHIBIT 99.5

CONSOLIDATED MERCANTILE INCORPORATED

ANNUAL INFORMATION FORM

March 17, 2008

CONSOLIDATED MERCANTILE INCORPORATED
ANNUAL INFORMATION FORM

TABLE OF CONTENTS

1.           INCORPORATION                                                                                                                                 3
2.           DEVELOPMENT OF THE COMPANY’S BUSINESS
  AND INTERCORPORATE RELATIONSHIPS                                                                               3
3.           BUSINESS OF THE COMPANY                                                                                                          3 - 5
4.           DIVIDENDS                                                                                                                                             5
5.           DESCRIPTION OF CAPITAL STRUCTURE                                                                                      6
6.           MARKETS FOR SECURITIES                                                                                                              6
7.           RISKS AND UNCERTAINTIES                                                                                                           7
8.           DIRECTORS AND OFFICERS                                                                                                              8 - 9
9.           LEGAL PROCEEDINGS                                                                                                                         9
10.	INTEREST OF MANAGEMENT AND OTHERS
   IN MATERIAL TRANSACTIONS                                                                                                 9
11.         MATERIAL CONTRACTS                                                                                                                 10
12.         TRANSFER AGENT AND REGISTRAR                                                                                           10
13.         INTERESTS OF EXPERTS                                                                                                                  10
14.         ADDITIONAL INFORMATION                                                                                                        11

SCHEDULE A - AUDIT COMMITTEE CHARTER AND OTHER INFORMATION

Caution Regarding Forward Looking Information

This Annual Information Form contains forward-looking statements.  Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to the Company concerning anticipated financial performance, business prospects strategies and regulatory developments.  Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved.  We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectation and anticipations, estimates and intentions expressed in such forward-looking statements.  These factors include, but are not limited to: incorrect assessments of value when making acquisitions; increases in debt service charges; fluctuations in foreign currency and exchange rates; inadequate insurance coverage; changes in tax laws; and the Company’s ability to access external sources of debt and equity capital.  Further information regarding these factors may be found under the heading “Risks and Uncertainties” in this annual information form as well as in our management’s discussion and analysis for the year ended December 31, 2007.

The foregoing list of factors that may affect future results is not exhaustive.  When relying on our forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.  Furthermore, the forward-looking statements contained in this annual information form are made as of the date of the annual information form, and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise.  The forward-looking statements contained in this annual information form are expressly qualified by this cautionary statement.

All amounts are in Canadian Dollars unless otherwise noted

Item 1.  INCORPORATION OF THE COMPANY

Consolidated Mercantile Incorporated (the "Company") was incorporated on August 12, 1940 under the Companies Act of the Province of Ontario under the name of Erie Flooring and Wood Products Limited.  It became a public company on December 2, 1948 changed its name to Erie Diversified Industries Ltd. on December 5, 1968, changed its name to Lambda Mercantile Corporation Ltd. on August 10, 1973, changed its name to Consolidated Mercantile Corporation on September 30, 1987 and on October 22, 1998 changed its name to Consolidated Mercantile Incorporated.  The head office of the Company is located at 106 Avenue Road, Toronto, Ontario M5R 2H3.

Item 2.                       DEVELOPMENT OF THE COMPANY’S BUSINESS AND INTERCORPORATE RELATIONSHIPS

The business objective of the Company is to create and maximize shareholder value through internal growth of investments and acquisitions of companies having synergistic product lines and technologies, management strength and a presence in markets with the potential for sales of complementary products.  The Company’s investment strategy, which has been applied successfully in the past, is to assist operating units in taking advantage of their strengths by investment in and by the provision of management and merchant banking services, with the objective of creating added value to the Company and its shareholders.

Subsidiary Name	Ownership Interest	Place of Incorporation
2041804 Ontario Inc.	100.00%	Ontario

Item 3.  BUSINESS OF THE COMPANY

General

Over the past number of years, the Company’s investment interests in both Polyair Inter Pack Inc. (“Polyair”) - a manufacturer of protective packaging products, and Distinctive Designs Furniture Inc. (“Distinctive”) - a manufacturer of furniture, incurred substantial operating losses.  During this period, Management of the Company spent considerable time and effort in assisting these business units in restructuring their operations and enhancing their ability to be more competitive in their respective industries.  These efforts provided the Company with the opportunity to maximize shareholder value, culminating in the December 2007 sale of both units.  With these divestiture transactions completed, the Company now has the financial and management resources to seek out new long-term strategic acquisitions with the potential for future growth.  In the interim period, the Company has invested a portion of its working capital in a combination of relatively short-term income producing assets.

Furniture Products

Until December 2007 the Company’s furniture division  (the  "Furniture Division") consisted primarily of a 50.33% interest in Distinctive, a private Ontario corporation.  The corporate office of the Furniture Division is located in Toronto, Ontario.

Distinctive focuses on the manufacture and import of leather and fabric upholstered furniture for sale to major Canadian department stores, mass merchants and independent furniture stores, as well as to a number of customers in the United States.  Products are sold under its own brand names – Distinctive and Kroehler. The Furniture Division produces and distributes its products from two Canadian facilities.  Approximately 36% of Distinctive’s 2007 sales were derived from customers in the United States.  Distinctive’s 2007 results were negatively impacted by the strengthening Canadian Dollar, higher costs, a difficult retail environment and by increased competition, primarily from offshore manufactures.

Due to the rise of the Canadian dollar and increased price competition from foreign manufacturers, Distinctive’s sales and profitability have been negatively impacted. In August 2007 Distinctive filed a Proposal to restructure its unsecured liabilities.  The Proposal was accepted by Distinctive’s unsecured creditors and approved by the Ontario Superior Court of Justice.  In August 2007 the Company announced its intention to initiate a process to sell its investment interest in Distinctive and effective December 28, 2007, sold its shares and the debt owed by Distinctive to Distinctive’s other major shareholder.  Accordingly, the operating results of Distinctive have been reported by the Company as Discontinued Operations. [see Item 11 – Material Contracts]

Protective Packaging Products

Until December 2007, the Company had a 22.15% interest (44.5% until March 2004) in Polyair.  The corporate office of Polyair, which is located in Toronto, Ontario, oversees the operating activities of its subsidiaries.  Polyair is a publicly traded holding company which owns 100% of Polyair Corporation, a Delaware corporation which manufactures and distributes protective packaging products.  Polyair was organized to effect a capital restructuring and initial public offering of this business unit (the “IPO”), all of which was completed on February 20, 1996.  The IPO consisted of the offer and sale to the public of 2,800,000 common shares of Polyair, including 400,000 shares sold by selling shareholders (244,000 by the Company) at $6.00 per share.  On April 16, 1996, Polyair issued from treasury and sold to the public an additional 420,000 shares at $6.00 per share pursuant to the exercise of an underwriter's over-allotment option. At the time of the IPO, Polyair also repaid approximately $2,700,000 of its obligations to the Company.

Polyair’s products include Polyethylene bubble protective packaging, Polyethylene foam for surface protection and cushioning, plastic and paper mailers, packaging systems, insulation materials and foam-in-place packaging.  Polyair also produces solar covers and pool wall foam.

Approximately 88% of Polyair’s 2007 sales were derived from customers in the United States.  Polyair manufactures its products at one Canadian and seven U.S. factories. Polyair sells its products under its own brand names and its produces a variety of private label products for certain customers.  In Polyair’s fiscal year ended October 31, 2007, no customer accounted for more than 10% of its consolidated revenues.  Polyair’s reporting currency is the U.S. dollar and its year-end is October 31.

The most significant raw material used by Polyair in the production of its products is Resin which is sourced from a number suppliers.  In addition to raw material costs, freight is major expense for Polyair due to the bulky nature of many of its products.  Over the last few years, Polyair has seen an increase in its freight costs due to the higher price of fuel oil.

Polyair competes with numerous manufacturers of similar products as well as alternative packaging products such as paper, cardboard and styrene chips.  With respect to similar products, Polyair’s largest competitors are Sealed Air Corporation and Pregis Corporation.  Polyair also has regional producers that it competes with.

Polyair has undertaken development of several new products, and as a result acquired several patents and trade names over the years.  In 2005, Polyair entered into a joint venture agreement to produce and market vapour corrosion inhibitor film.  Under the terms of the joint venture agreement, the joint venture partner has granted Polyair an exclusive license for its technology.

In March 2004, the Company completed the sale of approximately 48% of its holdings in Polyair to Glencoe Capital LLC (“Glencoe”), a Chicago-based private equity firm.  Under the terms of a shareholder agreement entered into with Glencoe, the Company continued to have the right to elect a majority of the Board of Directors of Polyair and Glencoe agreed to vote its shares at the discretion of the Company subject to certain negative covenants and protections.  Notwithstanding that the Company retained the right to elect a majority of the Board of Directors of Polyair, the Company’s rights were limited, and accordingly, the Company did not control Polyair. .  As the Company and Polyair no longer had a parent-subsidiary relationship, commencing March 2004, financial results for Polyair have been accounted for on an equity basis.  On December 31, 2007, the Company completed a private sale of all of its remaining shareholdings in Polyair. [see Item 11 – Material Contracts]

Other Investments
The Company’s wholly owned subsidiary, 2041804 Ontario Inc., holds investments in marketable securities.

The Company holds a 1.44% equity interest in Genterra Inc. ("Genterra"), an Ontario public company with significant interests in real estate properties located in Ontario, Canada, and investments in marketable securities.

Item 4.  DIVIDENDS

The Company currently does not anticipate paying dividends on its Common shares and Preference shares in the immediate future and intends to retain its earnings to finance the growth and development of its business. Any future determination by the Company to pay cash dividends will be at the discretion of the board of directors of the Company and will depend upon the Company's financial condition, results of operations, capital requirements and such other factors as the board of directors of the Company considers relevant.

Item 5.  DESCRIPTION OF CAPITAL STRUCTURE

The following table sets forth the Outstanding Share Data for the Company as at December 31, 2007:

                                                                                                              Authorized                                  Issued

Preference shares, issuable in series                                                 Unlimited

Class A Preference shares                                                                  Unlimited                                    315,544
           $0.04 non-cumulative, non-voting
            non-participating, $0.44 redeemable

Common shares                                                                                    Unlimited                                 5,081,207

Item 6.                       MARKET FOR SECURITIES

The Common shares of the Company are listed on the Toronto Stock Exchange (TSX) under the symbol “CMC” and the Nasdaq Stock Market under the symbol “CSLMF”

The following table sets forth the trading price and volume during fiscal year 2007:

Month	TSX High (Cdn $)	TSX Low (Cdn $)	TSX Volume	Nasdaq High (US $)	Nasdaq Low (US $)	Nasdaq Volume
January 2007	1.45	1.17	3,200	1.20	1.01	39,900
February 2007	1.49	1.06	4,900	1.39	0.84	56,600
March 2007	1.52	1.16	7,000	1.50	0.61	121,700
April 2007	1.35	1.16	5,100	1.21	1.01	24,400
May 2007	1.35	1.15	6,900	1.32	1.03	22,500
June 2007	1.38	1.11	1,000	1.65	1.07	39,100
July 2007	1.50	1.18	7,700	1.67	1.16	64,800
August 2007	1.50	1.23	1,800	1.48	1.23	30,500
September 2007	1.50	1.50	500	1.50	1.31	12,800
October 2007	1.50	1.20	2,800	1.40	1.27	16,800
November 2007	1.25	1.08	5,800	1.38	1.05	35,700
December 2007	1.30	1.08	6,000	1.30	1.06	40,500

Item 7.                       RISKS AND UNCERTAINTIES

The Company is subject to a number of broad risks and uncertainties including general economic conditions.  In addition to these broad business risks, the Company has specific risks that it faces, the most significant of these are detailed below.

The Company’s return on its short-term investments is contingent upon the performance of the various professional managers and the public financial markets.

The Company currently holds and invests funds denominated in United States dollars.  The value of this currency fluctuates due to changes in the exchange rate which is beyond the control of the Company.  In the event that the Canadian dollar was to appreciate in value against the United States dollar this could have a negative financial impact on the Company. The Company, in the normal course of business, enters into forward exchange contracts, swaps and options to manage foreign currency exposures.

Multilateral Instrument 52-109 of the Canadian Securities Administrators, Certification of Disclosure in Issuers’ Annual and Interim Filings (“MI 52-109”) requires CEOs and CFOs to certify annually that they have designed internal control over financial reporting to provide reasonable assurance over the reliability of financial reporting and the preparation of external financial statements in compliance with generally accepted accounting principles. These certifications cover the Company and its subsidiaries.  Documenting these controls is a significant undertaking for the Company and provides the basis for managements’ certifications. Due to the difficult business environment in the North American furniture industry, the resulting ongoing losses at Distinctive and management’s focus on the profit improvement program, Distinctive has not had the necessary resources to document its internal control over financial reporting and therefore a significant portion of the basis for management’s certifications is not available. The Company has completed the other elements of the documentation of the design of internal controls over financial reporting relating to both the Company and its other subsidiary.  The CEO and CFO have evaluated the effectiveness of the Company’s disclosure controls and procedures and assessed the design of the Company’s internal control over financial reporting as of December 31, 2007 pursuant to the requirements of MI 52-109 and have concluded that as of December 31, 2007 a weakness existed in the design of internal control over financial reporting caused by the absence of documentation of the performance of critical control procedures with respect to Distinctive.  This weakness leads to uncertainty as to whether the control procedures at Distinctive have been carried out, such that material misstatements in the financial statements of Distinctive, and accordingly the Company, may have failed to have been prevented or detected.  This weakness should also be considered a weakness in the Company’s disclosure controls and procedures for the period under review.  As a result of this weakness, information required to be disclosed in the Company’s 2007 annual filings (as such terms are defined under MI 52-109) and other reports filed or submitted under Canadian securities laws may not have been recorded, processed, summarized and reported within the time periods specified by those laws and material information may not have been accumulated and communicated to management of the Company, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow for accurate disclosure to be made on a timely basis.   Effective December 28, 2007 the Company disposed of its investment interest in Distinctive. Accordingly, the Company does not expect this weakness to exist in the future.

The risks and uncertainties discussed above highlight the more important factors that could significantly affect the Company’s operations and profitability.  They do not represent an exhaustive list of all potential issues that could affect the financial results of the Company.

Item 8.  DIRECTORS AND OFFICERS

Each of the Directors of the Company has been elected to hold office until the close of business of the first annual meeting of shareholders of the Company following his election unless his office is earlier vacated in accordance with the Company’s by-laws.

As at December 31, 2007 the Board was comprised of five directors.

The Directors of the Company are as follows:

Name and Municipality of Residence	Principal Occupation	Date Service Commenced	Number of shares beneficially owned, directly or over which control or direction is exercised (1)	Unexercised Options at Fiscal Year End
Fred A. Litwin (5) Toronto, Ontario, Canada	Executive	Director - October 31, 1968	2,779,193 (2)	Nil
Stan Abramowitz Toronto, Ontario, Canada	Chief Financial Officer, Forum Financial Corporation	Director - December 14, 1989	Nil	Nil
Sol D. Nayman (3) (4) (5) Toronto, Ontario, Canada	President, S.D. Nayman Management Inc.	Director - June 24, 2004	Nil	Nil
Ian Dalrymple (3) (4) Toronto, Ontario, Canada	Chief Investment Officer, Northwood Stephens Private Counsel Inc.	Director - April 27, 2006	Nil	Nil
Mark E. Dawber (3) (4) Toronto, Ontario, Canada	Chartered Accountant and Consultant	Director - October 23, 2006	Nil	Nil

NOTES:	(1)	The information as to shares beneficially owned not being within the knowledge of the Corporation has been furnished by the respective directors individually.
(2)
Fred A. Litwin, President and a Director of the Corporation, directly controls 92,414 Common shares, indirectly controls 2,612,894 Common shares through Mar-Risa Holdings Inc. and its subsidiary DG Acquisition Corporation, 49,119 Common shares through Forum Financial Corporation and 24,766 Common shares through First Corporate Equity Ltd.

(3)	Member of Audit Committee.
(4)	Member of the Corporate Governance Committee.
(5)
During the ten-year period prior to the date hereof, Fred A. Litwin and Sol D. Nayman were directors of Ntex Incorporated, which was subject to a cease trade order for failure to file financial statements.  The order was never revoked as Ntex Incorporated made an assignment in bankruptcy.

Item 8.  DIRECTORS AND OFFICERS  (continued)

The Officers of the Company are as follows:

Name and Municipality of Residence	Position with the Company	Principal Occupation	Number of shares beneficially owned, directly or over which control or direction is exercised	Unexercised Options at Fiscal Year End
Fred A. Litwin * Toronto, Ontario	President	Executive	2,779,193	Nil
Daniel S. Tamkin Long Island, New York	Vice President	President, The Cambridge Towel Corporation	13,125	Nil
Stan Abramowitz Toronto, Ontario	Secretary	Chief Financial Officer, Forum Financial Corporation	Nil	Nil

*   Refer to Notes (2) and (5) above.

Item 9.  LEGAL PROCEEDINGS

Management of the Company is not aware of any legal proceedings or litigation outstanding, threatened or pending as of the date hereof by or against the Company.

Item 10.  INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

The Company paid to Forum Financial Corporation (“Forum”) an agreed upon fee of $240,000 for administrative, management and consulting services rendered for the year ended December 31, 2007. These services include office, administrative and clerical services, including bookkeeping and accounting.  Forum also assists in the decision making process relating to the Company’s and its subsidiaries’ various investment interests. Fred A. Litwin, the President, a director and indirect controlling shareholder of the Company, is an officer, director and controlling shareholder of Forum. Stan Abramowitz is an officer and director of both the Company and Forum.

During the period under review, Distinctive paid to Forum a fee of $26,000 for administrative, management and consulting services rendered.

On December 31, 2007, upon the completion of the Company’s disposition of its investment interest in Polyair, a bonus payment totaling $500,000 became payable to Forum and officers of the Company.

Distinctive currently leases warehouse space located at 140 Wendell Avenue, Toronto, Ontario from Genterra Inc. (“Genterra”) on a month to month basis.  During the period under review, Distinctive paid $211,598 to Genterra in respect thereof.  Alan Kornblum is an officer and/or director of Distinctive and Genterra. Stan Abramowitz is an officer and director of the Company and Genterra.  Fred A. Litwin owns or controls approximately 21.5% of Genterra.

Item 11.  MATERIAL CONTRACTS

Effective December 28, 2007, pursuant to a purchase and sale agreement, the Company sold its shares and debt owed by Distinctive to 337572 Ontario Limited, Distinctive’s other major shareholder.  The Company received $834,010.80 in cash representing 100% of the price attributable to the debt and the delivery of a $1 million promissory note payable in ten equal consecutive instalments of $100,000 with the first instalment due on January 15, 2009 and each anniversary thereafter.  There is no interest on the note unless a default occurs and the note only remains payable if Distinctive remains in business.  There is provision to accelerate the payment of the note in certain circumstances.  The security for the note is a pledge of all of the shares owned by the purchaser in the capital of Distinctive, representing a majority of the issued and outstanding shares of Distinctive.

On December 31, 2007, the Company completed a private sale of all of its shareholdings in Polyair to Glencoe Skydome Holdings, L.P., an affiliate of Glencoe Capital LLC, for a total consideration of US$6,168,383.10.  The transaction was effected pursuant to the statutory exemption from the takeover bid requirements which is set forth in section 93(1)(c) of the Securities Act (Ontario).  This provision restricted the premium payable to the Company to 115% of “market price” as defined for purposes of the legislation.

Item 12.  TRANSFER AGENT AND REGISTRAR

The Company’s transfer agent and registrar is:

Computershare Investor Services Inc.
100 University Avenue, 9th Floor
Toronto, Ontario  M5J 2Y1
Canada

Item 13.  INTERESTS OF EXPERTS

Kraft Berger LLP, the external auditors, reported on the fiscal 2007 audited consolidated financial statements.  Kraft Berger LLP had no registered or beneficial interest, direct or indirect, in any securities or property of the Company, or any of the Company’s associates or affiliates when it prepared the report on the Company’s 2007 consolidated financial statements, or after such time, nor does it expect to receive any such securities or other property.

Fees paid to Kraft Berger LLP for its services rendered are as follows:

Year	Audit Fees	Audit-Related Fees	Tax Fees	All Other Fees
2007	$61,710	Nil	Nil	Nil
2006	$57,120	Nil	$1,900	Nil

Item 14.  ADDITIONAL INFORMATION

Additional information relating to the Company can be accessed on SEDAR (www.sedar.com).

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, options to purchase securities and interest of insiders in material transactions, where applicable, is contained in the Company’s information circular for its most recent annual meeting of shareholders which involve the election of directors.  A copy of the Management Information Circular may be found on www.sedar.com or may be obtained upon request from the Secretary of the Company.  Additional financial information is provided in the Company’s financial information and MD&A for its most recently completed financial year.

SCHEDULE A

The Audit Committee’s Charter – As Attached.

Composition of the Audit Committee as follows:

Name of Audit Committee Member	Principal Occupation	Independent	Financially Literate
Sol D. Nayman	President, S.D. Nayman Management Inc.	Yes	Yes
Ian Dalrymple	Chief Investment Officer, Northwood Stephens Private Counsel Inc.	Yes	Yes
Mark E. Dawber	Chartered Accountant and Consultant	Yes	Yes

Relevant Education and Experience

Sol D. Nayman is President of S.D. Nayman Management Inc.  Mr. Nayman is a director of Polyair Inter Pack Inc. and is a member of their Audit Committee.  Mr. Nayman was for many years Executive Vice-President of Club Monaco Inc.  Since then, Mr. Nayman has been a partner at Hill, Gertner, Mimran & Nayman, a merchant banking and consulting entity.  Mr. Nayman is a director of Genterra Inc., a Canadian public corporation.

Ian Dalrymple is Chairman and Chief Investment Officer of Northwood Stephens Private Counsel Inc., a portfolio management firm specializing in investment, estate and tax management.  Prior to that, Mr. Dalrymple was the Managing Director of Nigel Stephens Counsel Inc., a position he held since October 1989.  Mr. Dalrymple has over 30 years of experience in the financial services and investment industries.  Mr. Dalrymple holds a Bachelor of Commerce degree and a Masters degree in Economics from the University of Toronto, is a Fellow of the Canadian Institute of Actuaries, a Member of the American Academy of Actuaries and a Fellow of the Society of Actuaries.  Mr. Dalrymple is a Director of Synergx Systems Inc., a United States public corporation, and the West Park Foundation, a charitable foundation serving the West Park Health Care Centre.

Mark E. Dawber is a Chartered Accountant and Consultant.  Prior to that, Mr. Dawber was a Client Service Partner at BDO Dunwoody, LLP from 1999 to 2000 and was a Partner at Moore Stephens Hyde Houghton (“MSHH”) from 1970 to 1998 and Managing Partner of the Toronto Office of MSHH from 1990 to 1998 until the merger with BDO Dunwoody, LLP.  Mr. Dawber has over 35 years of experience in the accounting industry and is a Fellow of the Institute of Chartered Accountants of Ontario.  Mr. Dawber is director of Genterra Inc., a Canadian public corporation.

CONSOLIDATED MERCANTILE INCORPORATED

AUDIT COMMITTEE CHARTER

PURPOSE

The primary functions of Consolidated Mercantile Incorporated’s (the “Company”) Audit Committee is to assist the Board of Directors in fulfilling its oversight responsibilities with respect to the:

1.	Company's systems of internal controls regarding finance, accounting, legal compliance and adherence to the Company’s Code of Conduct;

2.	Company's auditing, accounting and financial reporting processes generally; and

3.	Company's financial statements and other financial information provided by the Company to its shareholders and others.

Consistent with these functions, the Committee will encourage continuous improvement of, and foster adherence to, the Company's policies, procedures and practices at all levels.

COMPOSITION AND APPOINTMENT

The Audit Committee shall be composed of at least three members of the Board of Directors. Members of the Audit Committee must be “financially literate” as defined by applicable legislation and regulation and be able to read and understand financial statements that present the breadth and level of complexity of accounting issues that are found in the Company’s statements.

For the year ended December 31, 2007 and thereafter, each member of the Audit Committee:

1.	Shall be an "independent director" as defined by applicable securities legislation that governs the Company; and

2.	Shall not have participated in the preparation of the financial statements of the Company or any current subsidiary of the Company during the past three years.

At least one member shall be designated a “financial expert” as defined by applicable legislation and regulation.

The Board of Directors shall appoint the members of the Audit Committee at such times as the Board of Directors may deem necessary or appropriate.

MEETINGS/ATTENDANCE

The Committee will meet at least quarterly.  A quorum shall consist of at least two thirds (2/3) of members.  The Audit Committee shall determine attendance at all meetings.  Meetings may be held in person, by conference telephone call, or by any individual member participating by conference telephone or videoconference.

The Chairperson shall, in consultation with management and the external auditors, establish the agenda for the meetings and ensure that properly prepared agenda materials are circulated to members in sufficient time for study prior to the meeting.  Audit Committee members may recommend agenda items subject to approval of the agenda by the Committee.

The Audit Committee will maintain minutes of its meetings.

AUTHORITY RESPONSIBILITIES AND DUTIES

The Audit Committee shall:

1.	Be directly responsible for:

(i)	The nomination of the external auditor to be nominated for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Company; and

(ii)	The compensation of the external auditor.

2.
Be directly responsible for overseeing the work of the external auditor engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting.

3.	Pre-approve all non-audit services to be provided to the Company or its subsidiary entities by the Company’s external auditor.

4.	Review the Company’s financial statements, MD&A and annual and interim earnings press releases before the Company publicly discloses this information.

5.
Be satisfied that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements, and must periodically assess the adequacy of those procedures.

6.	Establish procedures for:

(i)	The receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and
(ii)	The confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

7.	Review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company.

8.	Engage independent counsel and other advisors, set and pay their compensation and communicate directly with the auditors.

While the Audit Committee has the specific authority, set forth below, it is not the duty of the Audit Committee to plan or conduct audits or determine that the Company’s financial statements are complete and accurate or in accordance with generally accepted accounting principles.  Management is responsible for the preparation, presentation and integrity of the Company’s financial statements and for the appropriateness of the accounting principles and reporting policies that are used by the Company.

The Audit Committee is empowered to:

A.           Annual Financial Information

1.
Prior to public release, review the annual consolidated financial statements, management’s discussion and analysis report and related regulatory filings and recommend their approval to the Board of Directors, after discussing with management and the external auditors, matters pertaining to:

(i)	The selection, application, and quality of accounting policies;

(ii)	Significant accounting judgements, accruals and estimates; and

(iii)	Significant disclosure or presentation issues addressed by management and the external auditor during the course of the audit and preparation of the financial statements.

2.           Review the planning and results of the external audit, including:

(i)	The scope of the audit, including areas of audit risk, timetable, deadlines, materiality limits and extent of internal control testing;

(ii)	The auditor's report; and

(iii)
Review any management letter or other recommendations for the improvement of the Company's accounting practices or internal controls provided to the Company by the Company's external auditors and management's response to such letter.

B.           Interim Financial Statements

Prior to public release review interim financial statements, including management's discussion and analysis report and associated press release that are published or issued to regulatory authorities and recommend approval by the Board of Directors, after completion of the following:

1.	Obtain reasonable assurance that the process for preparing these statements is reliable and consistent with the process for preparing annual financial statements; and

2.	Discuss with the external auditors the results of their quarterly review engagement (if applicable) and ensure that any disagreements between management and the external auditors are resolved.

C.           External Auditor

The Audit Committee shall ensure that the External Auditor understands their ultimate accountability to the Board and the Audit Committee, as representatives of the Company's shareholders and shall strengthen and preserve external auditor independence by:

1.	Periodically discussing with the external auditors, without Management being present

(i)	their judgements about the quality, appropriateness, and acceptability of the Company's accounting principles and financial disclosure practices, as applied in its financial reporting;

(ii)	the co-operation received by the external auditor from management; and

(iii)	the completeness and accuracy of the Company's financial statements.

2.
Receiving from the external auditor a letter which summarizes the non-audit services provided during the year and declaring their independence from the Company and reviewing the non-audit engagements undertaken by the audit firm for the Company and assessing their impact on the external auditor's objectivity and independence.

The Audit Committee shall also be responsible for:

1.	Ensuring its receipt from the external auditor of a formal written statement delineating all relationships between the auditor and the company, consistent with Independence Standards Board Standard 1;

2.	Actively engaging in a dialogue with the auditor with respect to any disclosure relationships or services that may impact the objectivity and independence of the auditor; and

3.	Taking, or recommending that the full board take appropriate action to oversee the independence of the external auditor.

D.           Compliance, Reporting and Other Responsibilities

1.
Regularly report to the Board of Directors about Audit Committee activities, issues, and related recommendations.  Annually review the Audit Committee Charter and recommend appropriate changes to the Board of Directors.

2.	Review the findings of any examinations by regulatory agencies.

3.
Review whether management has put in place effective control systems and procedures to ensure that corporate assets are safeguarded and that expenditures and the commitment of Company resources are properly authorized.

4.	Institute and oversee special investigations with respect to matters which fall within the responsibility or mandate of the Audit Committee, as may be needed or as authorized by the Board.

5.	Perform any other activities consistent with this Charter, the Company’s bylaws and governing law, as the Audit Committee or Board of Directors deems necessary or appropriate.